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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 3

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                    (312) 444-9660


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          This Amendment No. 3 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore Corporation Limited, an Ontario corporation ("Moore"), to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $56.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.


ITEM 3.  IDENTITY AND BACKGROUND.

          (b)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

          Item 3(b)(1) of the Schedule 14D-9 is hereby amended and supplemented as follows:

          On September 6, 1995, the Board of Directors of the Company approved and adopted amendments to the Wallace Computer Services, Inc. Employee Severance Pay Plan (the "Employee Plan"), the Wallace Computer Services, Inc. Executive Severance Pay Plan (the "Executive Pay Plan"), the Wallace Computer Services, Inc. Executive Incentive Plan (the "Executive Incentive Plan") and the Wallace Computer Services, Inc. Deferred Compensation/Capital Accumulation Plans for 1990, 1991, 1993, 1994 and 1995 (the "Deferred Compensation Plans") (the Employee Plan, the Executive Pay Plan, the Executive Incentive Plan and the Deferred Compensation Plans are referred to collectively as the "Benefit Plans") to increase the number of incumbent directors that must cease to be directors before a "Material Change" shall occur under the Benefit Plans. The amendments provide that a "Material Change" shall be deemed to have occurred when, among other things, individuals who, as of September 6, 1995, constitute the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; PROVIDED, HOWEVER, that any individual who becomes a member of the Board of Directors of the Company subsequent to such date whose election, or nomination for election by the stockholders of the Company, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed to be a member of the Incumbent Board; and PROVIDED FURTHER, that no individual whose election or initial assumption of office as a director of the Company occurs as a result of an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) with respect to the election or removal of directors, or any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors of the Company, shall be deemed to be a member of the Incumbent Board. The Board of Directors also approved and adopted an amendment to the Employee Plan to provide that the amount of the severance benefit payable upon certain terminations of employment as provided in the Employee Plan after the occurrence of a Material Change to certain participants, as designated by the Compensation Committee of the Board of Directors from time to time, shall be not less than one year of Annual Compensation (as defined in the Employee Plan). On September 6, 1995, the Compensation Committee designated 37 participants for this purpose. Copies of the form of amendment to each of the Benefit Plans are filed as Exhibit 17 hereto and are incorporated herein by reference, and the foregoing description of the amendments is qualified in its entirety by reference to such Exhibit. The Board of Directors also approved the reclassification of four employees that were not executive officers of the Company from Level I Participants to Level II Participants under the Executive Pay Plan.

          On September 6, 1995, the Board of Directors of the Company approved and adopted Amendment No. 36 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Profit Sharing Plan") and Amendment No. 6 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement (the "Profit Sharing Trust") (collectively, the "Amendments") which provide, among other things, that (i) each plan participant is allowed to give voting instructions, in the manner prescribed by the trustee, with respect to the number of Shares represented by such plan participant's proportionate interest in the trust under the Profit Sharing Plan and (ii) each plan participant is allowed to instruct the trustee regarding how to respond to a tender offer with respect to the number of Shares represented by such plan participant's interest in the trust under the Profit Sharing Plan. Copies of the forms of Amendments are filed as Exhibit 18 hereto and are incorporated herein by reference, and the foregoing description of

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the Amendments is qualified in its entirety by reference to such Exhibit. On
September 6, 1995, the Board of Directors also authorized certain officers of the Company to appoint on behalf of the Company an independent institutional trustee to replace the current individual trustees under the Profit Sharing Trust with respect to the Shares held thereunder.


          On September 6, 1995, the Board of Directors of the Company approved and adopted Amendment No. 1 ("Amendment No. 1") to the Wallace Computer Services, Inc. Long-Term Performance Plan (the "LTP Plan"), which Amendment No. 1 added a provision relating to the treatment of awards in the event of a "Material Change." The definition of "Material Change" provided in Amendment No. 1 is substantially similar to the definition of Material Change contained in the Employee Plan, the Executive Pay Plan and the Executive Incentive Plan. Amendment No. 1 provides, among other things, that
(i) a plan participant's accrued bonus balance under the LTP Plan will not be reduced below the amount of the plan participant's accrued bonus balance as calculated after inclusion of the plan participant's award, if any, for the Plan Year (as defined in the LTP Plan) immediately preceding the Plan Year during which the Material Change occurs and (ii) an individual who is a plan participant immediately prior to the occurrence of a Material
Change (a "Protected Participant") will be entitled to receive payment of such participant's accrued bonus balance if, at any time during the two-year period beginning on the date that the Material Change occurs, the Protected Participant's employment with the Company terminates, whether voluntarily or involuntarily, for any reason other than for Cause (as defined in Amendment
No. 1) or on account of the Protected Participant's death or permanent disability (in which event the Protected Participant or his or her beneficiaries, as the case may be, are entitled to the benefits otherwise provided by the LTP Plan). A copy of Amendment No. 1 is filed as Exhibit 19 hereto and is incorporated herein by reference, and the foregoing description of Amendment No. 1 is qualified in its entirety by reference to such Exhibit.

          On September 8, 1995, the Company issued a press release relating to the amendments described above. A copy of such press release is filed hereto as
Exhibit 20 and is incorporated herein by reference.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          Item 6(a) of the Schedule 14D-9 is hereby amended and supplemented as follows:

          (a) Mr. William N. Lane III, a director of the Company, is one of two individual co-trustees of a trust which beneficially owns Shares. Under the terms of the trust, either individual co-trustee may direct the purchase or sale of Shares held by the trust. On August 4, 1995, at the direction of the other individual co-trustee, the trust purchased on the open market 5,000 Shares. Mr. Lane was first advised of this transaction on September 6, 1995.

          Mr. Lane is also one of two individual co-trustees of a separate trust which also beneficially owns Shares. Under the terms of the trust, either individual co-trustee may direct the purchase or sale of Shares held by the trust. On August 4, 1995, at the direction of the other individual co-trustee, the trust sold on the open market 3,800 Shares. Mr. Lane was first advised of this transaction on September 6, 1995.


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ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 17 Form of Amendment No. 1 to the Wallace Computer Services, Inc. Employee Severance Pay Plan, Form of Amendment No. 1 to the Wallace Computer Services, Inc. Executive Severance Pay Plan, Form of Amendment No. 4 to the Wallace Computer Services, Inc. Executive Incentive Plan and Form of Amendment No. 1 to the Wallace Computer Services, Inc. Deferred Compensation/Capital Accumulation Plans for 1990, 1991, 1993, 1994 and 1995

Exhibit 18 Form of Amendment No. 36 to the Wallace Computer Services, Inc. Profit Sharing Plan and Form of Amendment No. 6 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement

Exhibit 19 Form of Amendment No. 1 to the Wallace Computer Services, Inc. Long-Term Performance Plan

Exhibit 20          Text of Press Release dated September 8, 1995 issued by the
                    Company




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:      /s/ Michael J. Halloran
                                        -------------------------------------
                                        Name:  Michael J. Halloran
                                        Title: Vice President, Chief Financial
                                               Officer and Assistant Secretary

Dated: September 8, 1995







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                                  EXHIBIT INDEX


Exhibit 17 Form of Amendment No. 1 to the Wallace Computer Services, Inc. Employee Severance Pay Plan, Form of Amendment No. 1 to the Wallace Computer Services, Inc. Executive Severance Pay Plan, Form of Amendment No. 4 to the Wallace Computer Services, Inc. Executive Incentive Plan and Form of Amendment No. 1 to the Wallace Computer Services, Inc. Deferred Compensation/Capital Accumulation Plans for 1990, 1991, 1993, 1994 and 1995

Exhibit 18 Form of Amendment No. 36 to the Wallace Computer Services, Inc. Profit Sharing Plan and Form of Amendment No. 6 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement

Exhibit 19 Form of Amendment No. 1 to the Wallace Computer Services, Inc. Long-Term Performance Plan

Exhibit 20          Text of Press Release dated September 8, 1995 issued by the
                    Company










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